THE3RDBEVCO INC.

September 13, 2023

United States Securities and Exchange Commission Division of Corporation Finance 100 F. Street, N.E. Washington, D.C. 20549	VIA: EDGAR

Re:	The3rdBevCo Inc.
Offering Statement on Form 1-A
Filed July 11, 2023
File No. 024-12298

To Whom It May Concern:

Further to our receipt of confirmation from your office that there were no comments on The3rdBevCo Inc.’s (the “Company”) Offering Statement on Form 1-A as filed on July 11, 2023, including three amendments as filed on August 9, 2023, August 23, 2023, and September 6, 2023, respectively, we are now in a position to proceed with the Company’s Form 1-A Regulation A offering, subject to the SEC issuing a notice qualifying our Offering Statement. Accordingly, we hereby request the SEC qualify our Offering Statement on Form 1-A effective 4:00 p.m. on Friday, September 15, 2023, and issue a notice to that effect.

In connection with the foregoing request, the Company hereby confirms and acknowledges that:

1.	should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;
2.	the action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
3.	the Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust the foregoing is in order.

Sincerely,

/s/ Peter Scalise

Peter Scalise, President